

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 13, 2008

By facsimile and U.S. Mail

Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, Arizona 85008

> **Re: Spheric Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 15, 2008**
> **File No. 333-154274**

Dear Mr. Hines:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reference the information found on the company's blog. We note that the
        company references your registration statement and contains information that is
        not in the registration statement. We also note that you provide company and
        strategy information that is not in the prospectus. We also note that you
        encourage shareholders to contact you about the offering. Please note that
        Section 5(b)(1) of the Securities Act prohibits a written offer unless it is in a
        statutory prospectus. Please file the information on your blog with the SEC as a
        free writing prospectus. Tell us your analysis as to why the blog does not
        represent a violation of Section 5 and how you will ensure that telephonic
        conversations with shareholders regarding the offering do not violate Section 5.
        Please see Rule 164 under the Securities Act of 1933.

2.   We note that you state that the statements on the blog are covered by Section 27A
        of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of
        1934. Please note that these sections only apply to public companies and do not
        cover statements made in connection with an initial public offering. Please revise
        accordingly.

Forepart of the Registration Statement and Outside of Front Cover Page of the Prospectus

3.   Please limit the outside cover page of the prospectus to one page.

4.   Please clarify in the first paragraph on the cover page that you are also registering
        the shares underlying the underwriter warrants for resale.

Inside Front and Outside Back Cover Pages of Prospectus

5.   Please be advised that the prospectus delivery obligation language must be
        included on the back outside cover of the prospectus, unless the dealers are not
        required to deliver it. See Item 502 of Regulation S-K.

Prospectus Summary, page 1

6.   Please disclose that you will use a portion of the proceeds to repay indebtedness
        to your CEO.

7.   On pages 9-10, please revise your disclosure to identify the patent to which you
        have a non-exclusive license and disclose the importance of the license to your
        operations (e.g. is the license vital to your operations?). Please further discuss the
        impact it would have on your business if other licensees exercise their rights to
        use the license to compete with you.

Use of Proceeds, page 17

8.   We note your disclosure in footnote 1 that the net proceeds will be applied among all of the listed categories in your discretion. As required under Instruction 1 to Item 504 of Regulation S-K, please indicate the order of priority as to the use of proceeds.

Description of Business, page 21

Microwave Furnaces, page 22

9.   You state that the furnaces vary in price based on the size of the furnace. In light of this fact, please further disclose how you will determine which microwave furnaces to order from your supplier to meet your minimum commitment in the event that you continue to have no purchase orders from customers.

Market and Industry Overview, page 25

10.   Please disclose the source of the published research and tests results to which you refer in making your claims in the last paragraph on page 24 and the first paragraph on page 25. Please tell us whether this information and the information from Global Industry Analysts, Supplier Relations US and the Freedonia Group is publicly available or whether you commissioned it for a fee.

Employees, page 29

11.   Please disclose whether the three employees are full-time employees of your company.

Market Price of and Dividends on the Registrant's Common Equity . . ., page 31

Securities Authorized for Issuance under Equity Compensation Plan, page 31

12.   Please present the required information in tabular form as instructed in Item 201(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition . . . , page 32

Results from Operations, page 33

13.   Please discuss whether you expect your revenues to continue to remain at $0 for 2008 and disclose the basis for your expectation.

14.   Please disclose whether you expect your operating losses to continue to increase for 2008.

Liquidity and Capital Resources, page 35

15.   Please include a discussion that follows the guidance in SEC Financial Reporting Release 16, Uncertainty about an Entity's Continued Existence. Please revise your filing to provide a more robust discussion of your going concern issues, including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

- Detailed cash flow discussions for the twelve-month period following the date of the latest balance sheet presented; and

- A reasonable, detailed discussion of your ability or inability to generate sufficient cash to support operations.

16.   On page 35, you indicate that you are obligated to purchase $300,000 in goods for inventory during 2008 from Syno-Therm. You disclose that you will need to commit to purchase $206,829 in additional goods for inventory in 2008 to comply with the terms of the lease. Please disclose and tell us what impact the failure of purchasing additional goods for inventory will have on your license agreement, liquidity and overall results of operations. Please consider whether this should be considered as a risk factor for your business. Please revise your disclosure accordingly.

Critical Accounting Policies, page 37

17.   Please expand your critical accounting policies to address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;

- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect; and

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Executive Compensation, page 45

Compensation Components, page 45

18.   The employment agreements of Mr. Hines and Mr. Kirksey state that each executive's annual salary beginning October 1, 2008 is $96,000 and $120,000, respectively. Please disclose the role of the compensation committee and any other individuals in setting each executive's annual salary and discuss the salary increases in light of your recent financial performance, including discussing your compensation policy and other factors considered in setting each executive's salary.

Stock Option Plan, page 45

19.   Please identify any named executive officers that received options and disclose the number that each received.

Transactions with Related Persons, Promoters and Certain Control Persons, page 47

20.   Please disclose the use of proceeds of each of Mr. Hines' loans to the company.

Underwriting, page 49

21.   If Midtown Partners is a "new underwriter" as described in Item 508(b) of Regulation S-K, please provide the information required by that section.

22.   Please revise your disclosure to provide a brief description of the indemnification provisions as provided in Section 6 of the Underwriting Agreement. See Item 508(g) of Regulation S-K.

Share Eligible for Future Sale, page 54

Sales of Restricted Securities, page 54

23.   Please disclose how you accounted for piggy-back registration rights and any other registrations rights granted. Please also include this disclosure in your financial statements for the year ended December 31, 2007. Please also disclose if there are any cash penalties related to these registration rights. Refer to paragraph 12 of FSP EITF 00-19-2.

Interest of Named Experts and Counsel, page 55

24.   We note that you presented Farber Hass Hurley LLP's review report related to your June 30, 2008 interim financial statements on page F-1. As required by AU Section 711.09, please expand your disclosures to clarify that this review report is not a "report" or "part" of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933.

Financial Statements

General

25.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Statement of Stockholders' Equity, page F-5

26.   Reconcile the disclosures provided on page 47 regarding your transactions with
        Mr. Hines to the information presented in your statement of stockholders' equity.
        In particular, we do not see the 2005 conversion of $940,000 in debt to equity or
        the 2007 conversion of preferred stock into common stock. Also clarify and
        quantify the amount of dividends paid on the Preferred Stock that Mr. Hines
        declined.   Address these comments as they relate to necessary supplemental
        noncash disclosures in your statement of cash flows as well.

Statement of Cash Flows, page F-6

27.   Please tell us how you determined that your payment of licensing fee was a
        financing activity in accordance with paragraph 18 of SFAS 95 instead of an
        operating activity.

Note 1. Nature of Operations, page F-7

Organization, page F-7

28.   You disclose that from February 1, 2004 to December 31, 2007, you were a
        development stage enterprise. Please tell us how you determined that you were
        not a development stage enterprise after December 31, 2007. Refer to paragraphs
        8 and 9 of SFAS 7 and address the need to revise your financial statements to
        provide all the disclosures of a development stage enterprise.

Note 3. Summary of Significant Accounting Practices, page F-7

Shipping and Handling Charges, page F-7

29.   You disclose that you record shipping and handling charges, which are invoiced
        to customers with actual shipping and handling costs recorded as part of cost of
        goods sold in the statement of operations. Please clarify whether shipping and
        handling charges invoiced to customers are recorded in cost of goods sold or in
        revenues. Please revise your disclosure accordingly. Refer to EITF 00-10.

Stock-Based Compensation, page F-8

30.   Please provide us an analysis of the stock-based compensation, including
        warrants, that you granted from January 1, 2007 through the date of your response
        letter. Tell us how you determined fair value at each relevant date. To the extent
        applicable, please reconcile the fair values you determined for your common

stock to contemporaneous equity transactions and the anticipated IPO price of $6.00.

Loss per Share, page F-8

31.   You indicate that basic EPS is "computed as net loss is based on weighted average shares outstanding." Please revise your accounting policy to clarify how basic and diluted earnings per share are calculated. Refer to SFAS 128.

Notes to the Financial Statements – December 31, 2007

Intangible Assets

32.   Please provide your accounting policy for intangible assets, including patent costs, and provide a footnote to include all disclosures required by paragraph 45 of SFAS 142 including but not limited to the gross carrying amount and accumulated amortization, in total and by major intangible asset class and the estimated aggregate amortization expense for each of the five succeeding fiscal years.

33.   Disclose the transaction that resulted in the $100,742 non-cash acquisition of licenses and permits as disclosed in the supplemental disclosures to your statements of cash flows.

Revenue Recognition, page F-13

34.   On page 32, you indicate that revenue recorded in 2007 includes revenue from the furnace sale, as well as amounts for freight, duty and customs clearance, and installation of the microwave furnace. Please tell us how you determined that freight, duty and customs clearance should be included as revenue. Please cite the accounting literature used to support your conclusion.

35.   Please expand your revenue recognition policy to address all the criteria necessary for revenue recognition as set forth in SAB 104.

Loss per Share, page F-14

36.   On page F-17, you indicate that cumulative unpaid dividends on preferred stock totaled $221,143 and $137,943 at December 31, 2007 and 2006 prior to conversion. Please tell us what consideration you gave to your cumulative unpaid dividends in calculating basic earnings per share for the periods ended December

31, 2007 and 2006. Refer to paragraph 9 of SFAS 128. Income or loss applicable to common stock should also be reported on the face of the income statement when it is materially different in quantitative terms from reported net income or loss. Please advise or revise to include net loss available to common shareholders on the face of the statement of operations for each period presented, if applicable. Refer to SAB Topic 6:B.

Stock Transactions, page F-17

Preferred Stock, page F-17

37.   You indicate that your President forgave his right to dividends totaling approximately $200,000. Please tell us how you accounted for the forgiveness of cumulative unpaid dividends on preferred stock. Please cite the accounting literature used to support your conclusion.

38.   Revise to clarify, if true, that the preferred stock and redeemable common stock purchase warrants are only redeemable at your option. Otherwise, address the appropriateness of your accounting for these warrants within equity.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3767 with any other questions or disclosure issues.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Christian J. Hoffmann, III, Esq. (*via facsimile* (602) 420-5008)
       Quarles & Brady LLP
       One Renaissance Square
       Two North Central Avenue
       Phoenix, Arizona 85004